Exhibit 99.7

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN, HONG KONG OR THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

IDEX Biometrics ASA: Private placement of NOK 125 million successfully placed

Oslo, 24 May 2023. Reference is made to the press release from IDEX Biometrics ASA ("IDEX" or the "Company") published earlier today, 24 May 2023, regarding a contemplated private placement to raise gross proceeds of approximately NOK 100-150 million (the "Private Placement").

The Private Placement has been successfully placed and will raise gross proceeds to the Company of NOK 125 million, through the allocation of 147,058,824 new shares (the "Offer Shares") at a price of NOK 0.85 per Offer Share (the "Offer Price").

The Company intends to use the net proceeds from the Private Placement to accelerate the Company’s product commercialization and for working capital and general corporate purposes.

The Private Placement is divided into two tranches. Tranche 1 consists of 116,897,492 Offer Shares (representing approximately 10% of the outstanding shares in the Company) ("Tranche 1" and the "Tranche 1 Offer Shares"). Tranche 2 consists of 30,161,332 Offer Shares ("Tranche 2" and the "Tranche 2 Offer Shares"). Completion of Tranche 2 will be subject to approval by an extraordinary general meeting of the Company expected to be held on or about 16 June 2023 (the "EGM").

Notification of allocation and settlement instructions for Tranche 1 and Tranche 2 (conditional allocation for Tranche 2) will be communicated to investors on 25 May 2023.

Both Tranche 1 and Tranche 2 will be settled with existing and unencumbered shares in the Company that are already listed on the Oslo Stock Exchange, pursuant to a share lending agreement entered into between the Company, the Managers (as defined below) and certain existing shareholders (the "Share Lending Agreement"). The share loan in Tranche 1 will be settled with 116,897,492 new shares in the Company to be resolved issued by the Company's board of directors (the "Board") pursuant to an authorisation granted by the Company’s annual general meeting held on 23 May 2023. The share loan in Tranche 2 will be settled with new shares in the Company expected to be issued following, and subject to, approval by the EGM. The new shares to be redelivered to the lenders under the Share Lending Agreement will, to the extent required, be delivered on a separate and non-tradable ISIN, pending publication by the Company of a listing prospectus approved by the Norwegian Financial Supervisory Authority.

Settlement of the Tranche 1 Offer Shares is expected to take place on a delivery versus payment basis on or about 30 May 2023. The Tranche 1 Offer Shares will be tradeable from allocation.

Completion of Tranche 2 is subject to (i) completion of Tranche 1 and (ii) the approval by the EGM. Completion of Tranche 1 will not be conditional upon or otherwise affected by the completion of Tranche 2, and the applicants' acquisition of Tranche 1 Offer Shares will remain final and binding and cannot be revoked, cancelled or terminated by the respective applicants if Tranche 2, for whatever reason, is not completed. Investors being allocated shares in the Private Placement have undertaken to vote in favour of Tranche 2 at the

EGM.

Settlement of the Tranche 2 Offer Shares is expected to take place on a delivery versus payment basis on or about 20 June 2023, subject to approval by the EGM.

Following completion of Tranche 1 of the Private Placement, the Company's share capital will be NOK 192,880,861.8, divided into 1,285,872,412 shares, each with a nominal value of NOK 0.15. Following completion of both Tranche 1 and Tranche 2 of the Private Placement, the Company will have 1,316,033,744 shares outstanding.

The Board has considered the Private Placement in light of the equal treatment obligations under the Norwegian Public Limited Companies Act, the Norwegian Securities Trading Act, the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange's Guidelines on the rule of equal treatment, and deems that the proposed Private Placement is in compliance with these requirements. The Board holds the view that it has been in the common interest of the Company and its shareholders to raise equity through a private placement, in view of the current market conditions and the funding alternatives currently available to the Company. By structuring the equity raise as a private placement, the Company has been able to raise equity efficiently, with a 6.3 percent discount to the closing price on the Oslo Stock Exchange on 24 May 2023, and at a lower cost and with significantly lower risk than in a rights issue.

The Board has on this basis resolved not to conduct a subsequent repair offering directed towards shareholders who did not participate in the Private Placement.

This information in this stock exchange announcement is considered to be inside information pursuant to the EU Market Abuse Regulation and is published in accordance with section 5-12 the Norwegian Securities Trading Act.

This stock exchange announcement was published by Erling Svela, VP finance on 24 May 2023 at 23:55 CEST on behalf of the Company.

IDEX Biometrics ASA in brief:

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensors technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market. For more information, visit www.idexbiometrics.com

Advisors:

ABG Sundal Collier ASA and Arctic Securities AS (the "Managers") acted as Joint Bookrunners in connection with the Private Placement. Advokatfirmaet Ræder AS and Cooley LLP are acting as legal advisors to the Company. Advokatfirmaet Thommessen AS is acting as legal advisor to the Managers.

For more information, please contact:

Marianne Bøe, Head of Investor Relations
E-mail: marianne.boe@idexbiometrics.com
Tel: +47 91 80 01 86

Important notice:

This announcement is not and does not form a part of any offer to sell, or a solicitation of an offer to purchase any securities. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

This announcement is not an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. Any public offering of securities to be made in the United States would be made by means of a prospectus to be obtained from the Company that would contain detailed information about the Company and management, as well as financial statements; however, the Company does not intend to register any part of the offering or their securities in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this announcement will be made to "qualified institutional buyers" as defined in Rule 144A under the Securities Act or, with respect to institutions or to any existing director or executive officer of the Company only, "accredited investors" as defined in Regulation D under the Securities Act.

In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation, i.e., only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression "Prospectus Regulation" means Regulation 2017/1129 as amended together with any applicable implementing measures in any Member State. This communication is only being distributed to and is only directed at persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only for relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

Matters discussed in this announcement may constitute forward-looking statements, including in respect of the manner in which the Company intends to utilize the proceeds from the Private Placement. Forward-looking statements are statements that are not historical facts and may be identified by words such as "believe", "expect", "anticipate", "strategy", "intends", "estimate", "will", "may", "continue", "should" and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control.

Actual events may differ significantly from any anticipated development due to a number of factors, including without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which the Company operate, the Company’s ability to attract, retain and motivate qualified personnel, changes in the Company’s ability to engage in commercially acceptable acquisitions and strategic investments, and changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not provide any guarantees that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this document. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. The Company does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

This announcement is made by, and is the responsibility of, the Company. Neither the Managers nor any of their affiliates makes any representation as to the accuracy or completeness of this announcement and none of them accepts any responsibility for the contents of this announcement or any matters referred to herein.

This announcement is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgment. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy any securities or a recommendation to buy or sell any securities in the Company. Neither the Managers nor any of their affiliates accepts any liability arising from the use of this announcement.